Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 5, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories joins Science Based Targets initiative (SBTi) and sets 2030 GHG emission targets.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy’s Laboratories joins Science Based Targets initiative (SBTi) and sets 2030 GHG emission targets

Hyderabad, India, October 5, 2020	For Immediate Release

Hyderabad, India, October 5, 2020 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) has joined the Science Based Targets initiative’s (SBTi) business ambition for 1.5°C, becoming the first Indian and the third Asian pharmaceutical company to have set its Science-Based Targets to further minimize environmental impact.

The Company has committed to reducing its Scope 1 and 2 greenhouse gas (GHG) emissions by 55 percent by 2030 from a FY2017-18 base year, which are in line with the latest climate science of limiting global warming to below 1.5°C above pre-industrial levels.

G V Prasad, Co-chairman and Managing Director, Dr. Reddy’s Laboratories, said, “Continuous improvement in our environmental performance is a notable aspect of our sustainability journey. We are delighted to join SBTi in taking a science-based approach to set our GHG emission reduction targets and accelerating our efforts to creating a positive impact on our planet.”

As of FY 2019-20, Dr. Reddy’s has reduced its Scope 1 emissions by 8.6% and Scope 2 emissions by 20.7% over the baseline of FY 2017-18. The combined Scope 1 and 2 emissions have been reduced by 13% over the same base year, putting it on a fast track to achieving GHG reduction targets.

Science-Based Targets initiative (SBTi), a joint initiative of Carbon Disclosure Project (CDP), United Nations Global Compact (UNGC), World Resources Institutes (WRI) and World Wide Fund (WWF), provides companies with a clearly defined pathway to future-proof growth by specifying how much and how quickly they need to reduce their greenhouse gas emissions to limit global warming to well-below 2°C above pre-industrial levels. 472 companies have already set their targets as per SBTi. In the Pharmaceutical & Biotech sector globally, 17 companies have successfully set their emission reduction targets affirming their pledge to mitigate climate change impacts.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”